UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the fiscal year ended: December 31, 2022

Red Oak Capital Fund III, LLC
(Exact name of issuer as specified in its charter)

Delaware	84-2079441
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

625 Kenmoor Avenue SE, Suite 200

Grand Rapids, Michigan 49546

(Full mailing address of principal executive offices)

(616) 734-6099

(Issuer’s telephone number, including area code)

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION AND FIGURES

This Annual Report on Form 1-K, or the Annual Report, of Red Oak Capital Fund III, LLC, a Delaware limited liability company, contains certain forward-looking statements that are subject to various risks and uncertainties. Forward-looking statements are generally identifiable by use of forward-looking terminology such as “may,” “will,” “should,” “potential,” “intend,” “expect,” “outlook,” “seek,” “anticipate,” “estimate,” “approximately,” “believe,” “could,” “project,” “predict,” or other similar words or expressions. Forward-looking statements are based on certain assumptions, discuss future expectations, describe future plans and strategies, contain financial and operating projections or state other forward-looking information. Our ability to predict results or the actual effect of future events, actions, plans or strategies is inherently uncertain. Although we believe that the expectations reflected in our forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth or anticipated in our forward-looking statements. Factors that could have a material adverse effect on our forward-looking statements and upon our business, results of operations, financial condition, funds derived from operations, cash available for distribution, cash flows, liquidity and prospects include, but are not limited to, the factors referenced in our offering circular dated September 18, 2019, filed pursuant to Rule 253(g)(2), under the caption “RISK FACTORS” and which are incorporated herein by reference

(https://www.sec.gov/Archives/edgar/data/0001780633/000165495419010910/redoak_253g2.htm).

When considering forward-looking statements, you should keep in mind the risk factors and other cautionary statements in this report. Readers are cautioned not to place undue reliance on any of these forward-looking statements, which reflect our views as of the date of this report. The matters summarized below and elsewhere in this report could cause our actual results and performance to differ materially from those set forth or anticipated in forward-looking statements. Accordingly, we cannot guarantee future results or performance. Furthermore, except as required by law, we are under no duty to, and we do not intend to, update any of our forward-looking statements after the date of this report, whether as a result of new information, future events or otherwise.

All figures provided herein are approximate.

2

Item 1. Business

General

Unless the context otherwise requires or indicates, references in this Annual Report on Form 1-K to “us,” “we,” “our” or “our Company” refer to Red Oak Capital Fund III, LLC, a Delaware limited liability company.

Red Oak Capital Fund III, LLC, a Delaware limited liability company, was formed on June 12, 2019. We acquire and manage commercial real estate loans and securities and other real estate-related debt instruments. We implement an investment strategy that preserves and protects our capital while producing attractive risk-adjusted returns generated from current income on our portfolio. We actively participate in the servicing and operational oversight of our assets through our manager, Red Oak Capital GP, LLC, or our Manager, rather than subrogate those responsibilities to a third party.

We do not act as a land or real estate developer and currently have no intent to invest in, acquire, own, hold, lease, operate, manage, maintain, redevelop, sell or otherwise use any undeveloped real property or developed real property, unless such actions are necessary or prudent based upon borrower default in accordance with the terms of the debt instruments held by the Company.

We filed an offering statement on Form 1-A, or the Offering Statement, with the United States Securities and Exchange Commission, or the SEC, on June 25, 2019, which offering statement was qualified by the SEC on September 18, 2019. Pursuant to the Offering Statement, we offered a minimum of $2,000,000 in the aggregate and a maximum of $50,000,000 in the aggregate of the Company’s 6.5% Series A and 8.5% Series B senior secured bonds, or the Bonds. The purchase price per Bond was $1,000, with a minimum purchase amount of $10,000. Proceeds from the sale of the Bonds were used to invest primarily in collateralized senior commercial mortgage notes, or property loans, and pay or reimburse selling commissions and other fees and expenses associated with the offering of the Bonds. As of December 23, 2019, the Offering reached the maximum aggregate raise of $50,000,000 through issuing $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively. Upon issuance of the maximum amount, the debt issuance costs incurred were approximately $4.5 million, resulting in net proceeds of approximately $45.5 million.

As of December 31, 2022, the Company held two senior secured loans, providing $11,189,250 of senior secured loans to the borrowers. The portfolio of loans possessed interest of 16.50% and 8.50% and maturities of December 10, 2021 and December 21, 2024, respectively.. The following tables outlines the major terms of each loan closed by the Company as lender and outstanding at December 31, 2022:

Borrower	Location	Maturity	Note Principal	Interest Rate
OM Hotel, LLC	Newport News, VA	12/10/2021	$6,000,000	16.50%
4401 Fortune Place, LLC	Melbourne, FL	12/21/2024	$5,189,250	8.50%

We are managed by our Manager, which is wholly owned by Red Oak Capital Holdings, LLC, or our Sponsor, a Charlotte, North Carolina based commercial real estate finance company specializing in the acquisition, processing, underwriting, operational management and servicing of commercial real estate debt instruments. We benefit from our Sponsor’s significant experience in the marketing and origination of project transactions in which to properly and efficiently evaluate suitable investments for our Company. Our Sponsor is wholly controlled by Red Oak Holdings Management, LLC, a Delaware limited liability company, or ROHM.

On March 14, 2022, Red Oak Capital Group, LLC, a Delaware limited liability company, or ROCG, distributed in kind its interests in the Sponsor and ROHM to Messrs. Kennedy and Elias. Mr. Elias then sold all his equity interests in ROHM and the Sponsor to White Oak Capital Holdings, LLC, a Michigan limited liability company (“White Oak”). Likewise, on March 14, 2022, Mr. Anderson sold all his equity interests in ROHM and the Sponsor to White Oak. ROHM’s Board of Managers is currently comprised of Gary Bechtel, Kevin Kennedy, and Raymond Davis. The ROHM Board of Managers members and White Oak also collectively own all of the voting equity in ROHM and have the exclusive right to vote in the election of the ROHM board members.

3

On March 14, 2022, ROHM, Manager of our Sponsor, who is the sole member and manager of our Manager, who is the sole member and Manager of the Company, announced the following resignations: Jason Anderson (i) resigned, effective immediately, as a member of the Board of Managers of ROHM and (ii) resigned from any and all officer positions, including without limitation, Chief Financial Officer, that he held with ROHM, ROCH, our Manager or any other entities affiliated with ROCH, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022; and Joseph Elias (i) resigned, effective immediately, as a member of the Board of Managers of ROHM, and (ii) resigned from any and all officer positions, including without limitation Chief Operating Officer, that he held with ROHM, ROCH, our Manager or any other entities affiliated with ROCH, effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, which occurred on April 26, 2022. The Board of Managers of ROHM is currently comprised of the following three individuals: Gary Bechtel, Kevin Kennedy, and Raymond Davis. Further information is available in the Current Report on Form 1-U dated March 14, located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495422003270/redoakiii_1u.htm

On March 17, 2022, ROHM, announced the appointment of Paul Cleary as President of ROCH, effective immediately, and Chief Operating Officer (“COO”) of our Sponsor, effective immediately upon the termination of Joseph Elias as COO of ROCH, whose termination shall be effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 17, 2022, which occurred on April 26, 2022. Further information is available in the Current Report on Form 1-U dated March 18, 2022 located at: https://www.sec.gov/Archives/edgar/data/1780633/000165495422003436/redoakiii_1u.htm

On April 21, 2022, ROHM, , announced the appointment of Tom McGovern as Chief Financial Officer (“CFO”) of our Sponsor, effective immediately upon the termination of Jason Anderson as CFO of ROCH, whose termination was effective immediately upon the termination of that certain Transition Services Agreement, dated as of March 14, 2022, by and among Mr. Anderson, ROHM, and ROCH. https://www.sec.gov/Archives/edgar/data/1780633/000165495422005320/0001654954-22-005320-index.html

We do not have any employees. We rely on the employees of our Sponsor, as the sole member of our Manager, and its affiliates for the day-to-day operation of our business.

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

We commenced active operations upon the first closing of our offering of Bonds on September 27, 2019. To date we have received approximately $45,500,000 in net proceeds from our offering of Bonds and have invested $49,515,250 in first mortgage loans. Since the Offering reached the maximum allowable raise on December 23, 2019, there is not anticipated to be any further issuance of bonds.

Results of Operations – For the Period Ended December 31, 2022

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2022.

As of December 31, 2022, the Company held two senior secured loans, pursuant to which the Company, as the lender, provided $11,189,250 of senior secured loans to the borrowers. This set of loans possessed interest rates 16.5% and 8.5% (averaging 13.5%) and maturities of December 10, 2021 and December 21, 2024, respectively.

The borrowers generally have the option to extend the maturity date of the notes for two additional six-month terms, subject to certain terms and conditions, including the payment of extension points in an amount equal to one percent (1.0%) of the outstanding and unpaid principal at the time of each additional extension and a half of one percent (0.5%) increase in the note’s interest rate for each additional extension option. The notes are prepayable in whole or in part, subject to the following penalties for prepayment: (i) any payment of principal within the first six (6) months of the loan term is subject to a penalty of three percent (3.0%) of the unpaid principal balance; and (ii) during the remainder of the loan term, any prepayment of the principal outstanding balance outside of the six (6) months prior to the maturity date is subject to a penalty of one percent (1.0%) of the unpaid principal balance.

4

On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 2, 2020 and had an interest rate of 11%. The Company received $4,083,937 in proceeds from sale resulting in a full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

On July 28, 2022, mortgage note borrower Breda, LLC paid off its note with a principal balance of $5,100,000. The note originally matured on December 30, 2020 and had an interest rate of 11%. The Company received $ 5,349,158 in proceeds from the loan payoff resulting in a full payoff of principal as well as the majority of the fees and interest, net of outstanding interest and construction reserves.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3,000,000. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property and plans to begin the sale process.

On August 9, 2022, the Company foreclosed on the note with the borrower Burooj Holdings, LLC which possessed a principal balance of $3,800,000. The note originally matured on March 18, 2021 and had an interest rate of 11% which was increased to the default rate of 16.5%. The Company took ownership of the property and plans to begin the sale process.

For the period ending December 31, 2022, our total revenues from operations, including mortgage interest income of $1,762,131 and rental income of $1,453,472 amounted to $3,215,603. Operating costs for the same period, including bond interest expense of $4,826,867, rental expenses of $2,727,276, and provision for loan losses of $1,810,000 amounted to $10,329,885. Net loss for the period amounted to $7,058,402.

Our rental income and rental expenses increased $1,354,858 and $2,588,822, respectively, as the foreclosed hotel operations from September 2021 generated a full year of operations in 2022.

As of the issuance date of this report, the Company has deployed substantially all the remaining net proceeds from the issuance of the bonds.

Results of Operations – For the Period Ended December 31, 2021

We operate on a calendar year. Set forth below is a discussion of our operating results for the period ended December 31, 2021.

As of December 31, 2021, the Company held six senior secured loans, pursuant to which the Company, as the lender, provided $27,677,500 of senior secured loans to various borrowers. This set of loans possessed interest rates ranging between 11% and 17% (averaging 13%) and maturities ranging from December 10, 2020 to April 20, 2022.

On February 28, 2021, the Company fully redeemed from the Woodstock Capital Partners, LP investment. On April 9, 2021, the company received approximately $0.76 million, which was 90% of the net asset value of the investment. The remaining 10% is written off as of year-end since the Company no longer believes this is collectible. The realized loss on this investment was $4,238,477; however, $4,106,937 was recognized as an unrealized loss in prior years.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. The Company has engaged a property management group to operate the hotel and put this property up for sale.

5

For the period ending December 31, 2021, our total revenues from operations, including mortgage interest income of $2,871,216, paid-in-kind interest income of $31,438, and rental income of $98,614 amounted to $3,001,268. Operating costs for the same period, including management fees of $874,781, bond interest expense of $4,926,620, and provision for loan losses of $2,064,000 amounted to $8,066,883. Net loss for the period, including net realized and unrealized loss on investments in limited partnerships of $131,540 and unrealized loss on property held for sale of $2,176,000, amounted to $7,373,155.

Liquidity and Capital Resources

As of December 31, 2022, we had sold $4,386,000 and $45,614,000 of Series A and Series B Bonds, respectively, pursuant to our offering of Bonds. On September 15, 2022, we elected to redeem all outstanding Series A Bonds. The original maturity date of the Series A Bonds is December 31, 2022. $549,000 of Series B bonds were redeemed at the election of the Bondholders during the year ending December 31, 2022. Our principal demands for cash will continue to be for acquisition costs, including the purchase price or principal amount of any property loans, securities or other assets we acquire, the payment of our operating and administrative expenses, and all continuing debt service obligations, including our debt service on the Bonds. Generally, we will fund additional acquisitions from the net proceeds of the Bonds offering. We intend to acquire additional assets with cash and/or debt.

As of December 31, 2022, the Company had cash on hand of $3,322,597 and zero bond service reserves. The bond service reserves required pursuant to the Indenture related to the Bonds, which requires 3.75% of the gross proceeds from the Offering to be placed into a reserve account held by the bond trustee for the purpose of paying our bond service obligations. On October 23, 2020, the bond service reserve was depleted to pay the bond service obligation.

We expect to use debt financing in addition to our Bonds as a source of capital. We have a limit of 25% of the aggregate Bond principal raised on the amount of additional debt that can be employed in the operations of the business.

We anticipate that adequate cash will be generated from operations to fund our operating and administrative expenses, and all continuing debt service obligations, including the debt service obligations of the Bonds. However, our ability to finance our operations is subject to some uncertainties. Our ability to generate working capital is dependent upon the performance of the mortgagor related to each of our assets and the economic and business environments of the various markets in which our underlying collateral properties are located. Our ability to liquidate our assets is partially dependent upon the state of real estate markets and the ability of mortgagors to obtain financing at reasonable commercial rates. In general, we intend to pay debt service from cash flow obtained from operations. If cash flow from operations is insufficient then we may exercise the option to partially leverage the asset to increase liquidity. If we have not generated sufficient cash flow from our operations and other sources, such as from borrowings, we may use funds out of our Bond Service Reserve. Moreover, our Manager may change this policy, in its sole discretion, at any time to facilitate meeting its cash flow obligations.

Potential future sources of capital include secured or unsecured financings from banks or other lenders, establishing additional lines of credit, proceeds from the sale of assets and undistributed cash flow, subject to the limitations previously described. Note that, currently, we have not identified any additional source of financing, other than the proceeds from our Bonds offering, and there is no assurance that such sources of financing will be available on favorable terms or at all.

Trend Information

We reached the maximum allowable raise and closed the Offering as of December 23, 2019. As such, we will no longer issue additional bonds. We intend to use the net proceeds from the Offering to continue to issue senior secured loans on commercial real estate and thereby increase cash flows.

We elected to redeem all outstanding Series A bondholders on September 15, 2022. The original maturity date of the Series A Bonds is December 31, 2022. The total proceeds paid to bondholders, including principal and interest was $4,444,602.

6

We issued one new senior secured loan with principal of $10,175,000 in the fourth quarter of 2022. Concurrent with the loan closing, the Company entered into a participation agreement with Red Oak Capital Intermediate Income Fund, LLC, a related entity, for $4,985,750, or 49% of the loan principal. With an increasing number of loans paying off, we anticipate loan deployment to increase in the fourth quarter of 2023. As we acquire or fund additional senior secured loans on commercial real estate, the Company’s cash flows increase.

Subsequent to year-end 2022, the Company sold one property located in Newport News, VA to an affiliated Red Oak entity for $5,950,000.

Due to the continued pressure faced by borrowers in the wake of the COVID-19 pandemic, certain of the loans in the portfolio have experienced distress. Recent macro events including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Management continues to work to remediate these issues with the existing borrowers, however, in many cases we have had to take possession of the underlying property through foreclosure. While the Company is confident that these situations will ultimately be resolved, we expect the workout process to extend for a period of time that is difficult to determine due to the lengthy nature of the legal and sales processes in certain locations. In the event, however, that we are ultimately unable to ultimately remediate these nonperforming properties, it would have a material negative impact on our results of operations and financial position.

Item 3. Directors and Officers

The following table sets forth information on our board of managers and executive officers of our Sponsor. We are managed by our Manager, which is majority owned and controlled by our Sponsor. Consequently, we do not have our own separate board of managers or executive officers.

Name	Age	Position with our Company	Director/Officer Since
Gary Bechtel	65	Chief Executive Officer*	August 2020
Kevin P. Kennedy	57	Chief Sales and Distribution Officer*	November 2019
Raymond T. Davis	56	Chief Business Development Officer*	November 2019
Paul Cleary	59	President and Chief Operating Officer	March 2022
Thomas McGovern	44	Chief Financial Officer	April 2022
Robert Kaplan	52	Chief Legal Officer and EVP	March 2023

*Member of the board of managers of the Sponsor, which controls our Manager, which controls our company.

Set forth below is biographical information for our Sponsor’s executive officers.

Gary Bechtel, Chief Executive Officer and a member of the board of managers for our Sponsor. Gary previously served as President of Money360 and was responsible for developing and executing Money360’s expansion strategy. Gary also served on Money360’s Credit Committee and Board of Directors. Prior to joining the Money360, he was Chief Lending/Originations Officer of CU Business Partners, LLC, the nation’s largest credit union service organization (CUSO). Previously, Gary held management or production positions with Grubb & Ellis Company, Meridian Capital, Johnson Capital, FINOVA Realty Capital, Pacific Southwest Realty Services and Hometown Commercial Capital. Gary began his career with the Alison Company and over the past thirty-four years has been involved in all aspects of the commercial real estate finance industry, as a lender and as an intermediary, including the origination, underwriting, structuring, placement and closing of over $10B in commercial debt transactions, utilizing various debt structures which have included permanent, bridge, equity, mezzanine and construction on transactions of $1M to $250M. These transactions were placed with a variety of capital sources that included life companies, commercial banks, credit unions and equity and mezzanine funds, on property types that included office, retail, industrial, multifamily, hospitality, self storage and manufactured housing. He is or has been a member of the Mortgage Bankers Association of America, California Mortgage Bankers Association, National Association of Industrial and Office Properties, and International Council of Shopping Centers. Gary has spoken at numerous industry events and written articles and has been regularly quoted in a number of regional and national publications.

7

Kevin P. Kennedy is a founding partner, Chief Sales and Distribution Officer and a member of the board of managers for our Sponsor. He is responsible for capital acquisition, platform distribution and broker dealer relationships. Kevin has 25 years of experience in investment management. Most recently, he was with BlackRock Investment Management Corporation from 1990 to 2016, where he served as Managing Director and Divisional Sales Director prior to leaving. His team was responsible for selling and marketing BlackRock’s active, passive and alternative investments. Prior to BlackRock, Kevin was a Director and Vice President for Merrill Lynch Investment Managers covering the Midwest region. He began his career with Merrill Lynch in 1990 as a trading liaison. He was instrumental in helping both firms raise billions in sales, increase revenue, new offerings, platform enhancements and sales team development. Kevin holds a Series 7, 24, 63, 65 and 66 securities licenses. He received his Bachelor of Arts degree from Duquesne University, in Pittsburg, PA. He completed his Certified Investment Management Analyst certification (CIMA) designation from Wharton Executive Education-University of Pennsylvania in 2007.

Raymond T. Davis is Chief Business Development Officer for our Sponsor. Ray is responsible for the company’s long-term business strategy, including supporting our lending product development, and leading capital strategy, which includes concurrently developing strategic offerings with investment partners amongst the independent broker dealer community, family offices and pension funds. Ray has more than 20 years of management experience. Since 2014, Ray has focused is operational and strategic skills on implementing policy, process and operational enhancements for various investment funds and vehicles distributed in the independent broker dealer community. Ray has served both private companies and registered alternative investment funds in various senior roles. Ray attended Wayne State University.

Paul Cleary is President and Chief Operating Officer for our Sponsor. Paul brings nearly 25 years of national commercial real estate lending experience involving small-balance originations, construction loans, as well as a federally chartered credit union’s national CRE loan portfolio. He most recently served as a Senior Loan Originator for Parkview Financial, a national private mid-market commercial construction lender. He previously served as Chief Operating Officer for Money360, a national private mid-market commercial real estate lender. His role encompassed the development of lending operations to fuel growth, which included managing loan production growth. Prior to joining Money360, Paul was a founding member and the EVP, National Production Manager for Cherrywood Commercial Lending, a national small balance commercial real estate lender. Paul has held management or production positions with Kinecta Federal Credit Union, Impac Commercial Capital, Hawthorne Savings, Fremont Investment and Loan as well as FINOVA Realty Capital. He earned a master’s degree in Business Administration from the University of California, Irvine, a juris doctor degree (JD) from the University of San Diego School of Law and a bachelors’ degree with a Political Finance concentration from the University of California, Santa Barbara.

Thomas McGovern is the Chief Financial Officer for our Sponsor. Thomas is responsible for leading the financial accounting and reporting function, including supporting the capital raising and investor relations efforts. Thomas previously served as Interim Chief Financial Officer for Veronica’s Insurance, a personal lines property and casualty insurance broker. Prior to that he spent 20 years on Wall Street as an investment banker and equity research analyst, most recently covering non-depository lenders and financial institutions sponsors as an Executive Director at Nomura Securities International. He also advised depository and non-depository lenders as a Vice President at The Royal Bank of Canada Capital Markets, a Vice President at independent advisory firm Cypress Associates and a member of the Global Financial Institutions investment banking group at Morgan Stanley. Thomas had been a sell side equity research analyst at Lehman Brothers covering banks and thrifts for the top ranked Institutional Investor mortgage & specialty finance research group. He earned an MBA from the Darden Graduate School of Business at the University of Virginia and a BA in Economics from Hamilton College where he graduated summa cum laude. Thomas is a Certified Public Accountant (CPA), holds the Chartered Financial Analyst (CFA) designation, and the Series 79 securities license.

8

Robert R. Kaplan, Jr. serves as Chief Legal Officer and Executive Vice President for Corporate Development for our Sponsor. Throughout his nearly 30-year career, Robert has represented clients and worked in such diverse industries as financial services and products, real estate, technology, professional sports, manufacturing and retail/consumer products. He has completed more than $4 billion worth of securities transactions, including registered and exempt securities offerings, private equity and institutional investment, real estate funds and syndications and REITs, in addition to institutional financings of real estate acquisitions and M&As. Recognized in the Best Lawyers in America within his fields each year since 2013, Robert was also selected as the 2022 “Lawyer of the Year” by Best Lawyers® for leveraged buyouts and private equity law. From 2012 to 2016, the Governor of the Commonwealth of Virginia called on Rob to serve on the Virginia Board of Housing and Community Development. Rob received his J.D. from the Marshall-Wythe School of Law at the College of William & Mary and his A.B. from the College of William & Mary.

Director and Executive Compensation

Our company does not have executives. It is operated by our Manager. We will not reimburse our Manager for any portion of the salaries and benefits to be paid to its executive officers.

Item 4. Security Ownership of Management and Certain Security Holders

The table below sets forth, as of the issuance date of this report, certain information regarding the beneficial ownership of our outstanding membership units for (1) each person who is expected to be the beneficial owner of 10% or more of our outstanding membership units and (2) each of our named executive officers, if together such group would be expected to be the beneficial owners of 10% or more of our outstanding membership units. Each person named in the table has sole voting and investment power with respect to all of the membership units shown as beneficially owned by such person. The SEC has defined “beneficial ownership” of a security to mean the possession, directly or indirectly, of voting power and/or investment power over such security.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership Acquirable	Percent of Class
LLC Interests	Gary Bechtel*	N/A	19.16%

LLC Interests	Kevin Kennedy*	N/A	27.65%

LLC Interests	Raymond Davis*	N/A	12.77%

LLC Interests	White Oak Capital Holdings, LLC*±	N/A	40.42%

LLC Interests	All Executives and Managers*	N/A	59.58%

_________________

*625 Kenmoor Avenue SE, Suite 200, Grand Rapids, Michigan 49546

± Messrs. Bechtel and Davis own the majority of the voting equity securities (each own 40%) of White Oak Capital Holdings, LLC.

Item 5. Interest of Management and Others in Certain Transaction

For further details, please see Note 4, Related Party Transactions in Item 7, Financial Statements.

Item 6. Other Information

9

Item 7. Financial Statements

RED OAK CAPITAL FUND III, LLC

FINANCIAL STATEMENTS

AND

INDEPENDENT AUDITOR'S REPORT

DECEMBER 31, 2022 AND DECEMBER 31, 2021

F-1

INDEPENDENT AUDITOR’S REPORT

To the Managing Member

Red Oak Capital Fund III, LLC

Opinion

We have audited the accompanying financial statements of Red Oak Capital Fund III, LLC (the “Company,” a Delaware limited liability corporation), which comprise the balance sheets as of December 31, 2022 and 2021, and the related statements of operations, changes in member’s capital, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021, and the results of its operations, changes in member’s capital, and cash flows for the years then ended, in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

F-2

To the Managing Member

Red Oak Capital Fund III, LLC

Page Two

Auditor’s Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

/s/ UHY LLP

Farmington Hills, Michigan

September 1, 2023

F-3

Red Oak Capital Fund III, LLC
Balance Sheets
	December 31, 2022	December 31, 2021

Assets

Current assets:
Cash and cash equivalents	$3,322,597	$3,213,790
Mortgage loans receivable, held for investment, net	2,690,000	25,379,626
Loan interest receivable	640,152	2,193,712
Other current assets	40,139	-
Total current assets	6,692,888	30,787,128

Long-term assets:
Property, net	13,418,963	8,009,424
Mortgage loans receivable, held for investment, net	5,088,600	-
Total long-term assets	18,507,563	8,009,424

Total assets	$25,200,451	$38,796,552

Liabilities and Member's Deficit

Current liabilities:
Loan interest reserves	$385,956	$1,497,743
Loan construction reserves	50,789	1,016,593
Bond interest payable	957,100	1,040,039
Due to managing member	-	874,781
Other current liabilities	317,823	33,952
Current portion of Series A bonds payable, net	-	4,318,182
Accounts payable	368,925	-
Security deposits	16,248	-
Total current liabilities	2,096,841	8,781,290

Long-term liabilities:
Series B bonds payable, net	42,950,844	42,804,094

Member's deficit	(19,847,234)	(12,788,832)

Total liabilities and member's deficit	$25,200,451	$38,796,552

The accompanying notes are an integral part of the financial statements.

F-4

Red Oak Capital Fund III, LLC
Statements of Operations
	For the Years Ending December 31
	2022	2021

Revenue:
Mortgage interest income	$1,762,131	$2,871,216
Paid-in-kind interest income	-	31,438
Rental and other income	1,453,472	98,614
Total revenue	3,215,603	3,001,268

Expenses:
Bond interest expense	4,826,867	4,926,620
Management fees	855,024	874,781
Professional fees	109,148	62,055
General and administrative	1,570	973
Provision for loan losses	1,810,000	2,064,000
Rental expenses	2,727,276	138,454
Total expenses	10,329,885	8,066,883

Other income (expense)
Appreciation or (depreciation) on investment in limited partnership	-	(131,540)
Realized gain or (loss) on extinguished debt	59,880	-
Unrealized gain or (loss) on property	(4,000)	(2,176,000)
Total other income (expense)	55,880	(2,307,540)

Net income (loss)	$(7,058,402)	$(7,373,155)

The accompanying notes are an integral part of the financial statements.

F-5

Red Oak Capital Fund III, LLC
Statements of Changes in Member's Capital
Managing Member

Member's deficit, January 1, 2021	$(5,415,677)

Net income (loss)	(7,373,155)

Member's deficit, January 1, 2022	(12,788,832)

Net income (loss)	(7,058,402)

Member's deficit, December 31, 2022	$(19,847,234)

The accompanying notes are an integral part of the financial statements.

F-6

Red Oak Capital Fund III, LLC
Statements of Cash Flows
	For the Years Ending December 31
	2022	2021

Cash flows from operating activities:
Net income (loss)	$(7,058,402)	$(7,373,155)

Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Net change in unrealized (appreciation) depreciation in limited partnership	-	131,540
Net change in provision for loan losses	1,810,000	2,064,000
Accretion of loan origination income	(68,974)	(623,258)
Amortization of debt issuance costs	763,568	765,491
Unrealized gain or (loss) on property	4,000	2,176,000
Change in other operating assets and liabilities:
Net change in loan interest receivable	1,213,854	(519,455)
Net change in bond interest payable	(82,939)	(531)
Net change in due to managing member	(874,781)	874,781
Net change in security deposits	16,248	-
Net change in other current liabilities	283,871	33,952
Net change in accounts payable	368,925	-

Net cash provided by (used in) operating activities	(3,624,630)	(2,470,635)

Cash flows from investing activities:
Mortgage notes issued	(5,189,250)	3,900,000
Mortgage notes repaid	14,877,500	-
Cash paid to foreclose on property, net	(134,264)	-
Loan interest reserve additions (deductions)	(838,946)	(292,568)
Loan construction reserve additions	49,568	-
Loan construction reserve drawdowns	(96,171)	(448,821)
Proceeds from sale of investment in limited partnership	-	761,523

Net cash provided by (used in) investing activities	8,668,437	3,920,134

Cash flows from financing activities:
Redemptions of Series A Bonds	(4,386,000)	-
Redemptions of Series B Bonds	(549,000)	(25,000)

Net cash provided by (used in) financing activities	(4,935,000)	(25,000)

Net change in cash and cash equivalents	108,807	1,424,499

Cash and cash equivalents, beginning of period	3,213,790	1,789,291

Cash and cash equivalents, end of period	$3,322,597	$3,213,790

Supplemental non-cash disclosures of cash flow information:
Interest paid	$4,146,238	$4,161,660
Foreclosure of notes receivable in exchange for property, net	$5,279,275	$8,009,424

The accompanying notes are an integral part of the financial statements.

F-7

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

1.	Organization

Red Oak Capital Fund III, LLC, (the “Company”) formerly known as Red Oak Capital Fixed Income III, LLC, is a Delaware limited liability company formed to originate senior loans collateralized by commercial real estate in the United States of America. The Company’s plan is to originate, acquire, and manage commercial real estate loans and securities and other commercial real estate-related debt instruments. Red Oak Capital GP, LLC is the Managing Member and owns 100% of the member interests in the Company.

The Company was formed on June 12, 2019 and commenced operations on September 27, 2019. The Company raised a maximum of $50 million of Series A Bonds and Series B Bonds pursuant to an exemption from registration under Regulation A of the Securities Act of 1933, as amended. The minimum offering requirement of $2 million was achieved and an initial closing was held on September 27, 2019 whereby the intial offering proceeds were released from escrow. The Company’s term is indefinite.

The Company’s operations have been affected by the ongoing outbreak of the coronavirus (COVID-19) which was declared a pandemic by the World Health Organization in March 2020. The impact of the pandemic included the delay of payments from borrowers, higher rates of defaults, and declines in collateral values, all of which resulted in higher loan loss reserves for the Company. In addition, recent macro events in 2021 and 2022 and through the report date, including the Ukraine Conflict, price inflation, economic volatility and persistent COVID related weakness in particular sectors have exacerbated the situation for some properties resulting in increased delinquencies and defaults along with declines in collateral values. Any future disruption which may be caused by the outbreak and/or these macro events is uncertain; however, it may result in a material adverse impact on the Company’s financial position, operations and cash flows.

2.	Significant accounting policies

Basis of presentation

The financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") and all values are stated in United States dollars.

Use of estimates

The preparation of the financial statements requires the Managing Member to make estimates and assumptions that affect the reported amounts and disclosures in the financial statements. In particular, the COVID-19 pandemic and recent adverse macro events, as well as our operations, may affect future estimates including, but not limited to, our allowance for loan losses and recoverability of foreclosed properties. The Managing Member believes the estimates utilized in preparing the Company’s financial statements are reasonable and prudent; however, actual results could differ from these estimates and such differences could be material to the Company's financial statements.

Fair value – hierarchy of fair value

In accordance with FASB ASC 820-10, Fair Value Measurements and Disclosures, the Company discloses the fair value of its assets and liabilities in a hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to valuations based upon unadjusted quoted prices in active markets for identical assets and liabilities and the lowest priority to valuations based upon unobservable inputs that are significant to the valuation. FASB ASC 820-10-35-39 to 55 provides three levels of the fair value hierarchy as follows:

Level One - Inputs use quoted prices in active markets for identical assets or liabilities of which the Company has the ability to access.

F-8

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Level Two - Inputs use other inputs that are observable, either directly or indirectly. These Level 2 inputs include quoted prices for similar assets and liabilities in active markets, and other inputs such as interest rates and yield curves that are observable at commonly quoted intervals.

Level Three - Inputs are unobservable inputs, including inputs that are available in situations where there is little, if any, market activity for the related asset.

In instances whereby inputs used to measure fair value fall into different levels of the fair value hierarchy, fair value measurements in their entirety are categorized based on the lowest level input that is significant to the valuation. The Company’s assessment of the significance of particular inputs to these fair value measurements requires judgement and considers factors specific to each asset or liability.

Cash and cash equivalents

Cash represents cash deposits held at financial institutions. Cash equivalents may include short-term highly liquid investments of sufficient credit quality that are readily convertible to known amounts of cash and have original maturities of three months or less. Cash equivalents also include amounts due in respect of credit card sales transactions that are settled early in the following period. Cash equivalents are carried at cost, plus accrued interest, which approximates fair value. Cash equivalents are held to meet short-term liquidity requirements, rather than for investment purposes.

Cash and cash equivalents are held at major financial institutions and are subject to credit risk to the extent those balances exceed applicable Federal Deposit Insurance Corporation or Securities Investor Protection Corporation limitations.

Property, net

Property are initially recorded at lower of cost or fair value less estimated costs to sell establishing a new cost basis. Physical possession of commercial real estate property collateralizing a commercial mortgage loan occurs when legal title is obtained upon completion of foreclosure or when the borrower conveys all interest in the property to satisfy the loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. If fair value declines subsequent to foreclosure, a valuation allowance will be created and expensed as an unrealized loss. For the periods ending December 31, 2022 and December 31, 2021, the Company recognized $4,000 and $2,176,000 of unrealized loss on property, respectively.

Investment in limited partnership

The Company’s investment in limited partnership consisted of one $5 million contribution into Woodstock Capital Partner, LP which was a non-marketable equity security. In accordance with Subtopic 820-10 the investment was valued at net asset value per share on a recurring basis.

As of February 28, 2021, the Company fully redeemed from the Woodstock Capital Partners, LP investment. On April 9, 2021, the company received approximately $0.76 million, which was 90% of the net asset value of the investment as of February 28, 2021. The remaining 10% was scheduled to be repaid 12 months from the initial redemption. At December 31, 2021, the Company wrote off the remaining $0.13 million as the amount was not deemed to be collectable.

F-9

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Mortgage loans receivable

Mortgage loans receivable are classified as held-for-investment based on the Company’s intention and ability to hold the loans until maturity. The loans are stated at the amount of unpaid principal adjusted for any impairment or allowance for loan losses. The Company’s mortgage loans receivable consist of senior secured private company loans collateralized by the borrower’s underlying commercial real estate assets. The repayment of the loans will be dependent upon the borrower’s ability to obtain a permanent financing solution or to sell the commercial real estate asset. The Company’s mortgage loans receivable have heightened credit risk stemming from several factors, including the concentration of loans to a limited number of borrowers, the likelihood of construction projects running over budget, and the inability of the borrower to sell the underlying commercial real estate asset.

Impairment and allowance for loan losses

Mortgage loans receivable are considered “impaired” when, based on observable information, it is probable the Company will be unable to collect the total amount outstanding under the contractual terms of the loan agreement. The Managing Member assesses mortgage loans receivable for impairment on an individual loan basis and determines the extent to which a specific valuation allowance is necessary by comparing the loan’s remaining balance to either the fair value of the collateral, less the estimated cost to sell, or the present value of expected cash flows, discounted at the loan’s base interest rate.

An allowance for loan losses on mortgage loans receivable is established through a provision for loan losses charged against income and includes specific reserves for impaired loans. Loans deemed to be uncollectible are charged against the allowance when the Managing Member believes that the collectability of the principal is unlikely and subsequent recoveries, if any, are credited to the allowance. The Managing Member’s periodic evaluation of the adequacy of the allowance is based on an assessment of the current loan portfolio, including known inherent risks, adverse situations that may affect the borrowers’ ability to repay, the estimated value of any underlying collateral, and current economic conditions. Allowance for loan losses was increased by $1,810,000 for the period ending December 31, 2022 and was increased by $2,064,000 for the period ending December 31, 2021.

Revenue recognition and accounts receivable

Interest income on mortgage loans receivable is recognized over time using the interest method. Interest is accrued when earned in accordance with the terms of the loan agreement. Interest income is recognized to the extent paid or if the analysis performed on the related receivables supports the collectability of the interest receivable. A loan is placed on nonaccrual when the future collectability of interest and principal is not expected, unless, in the determination of the Managing Member, the principal and interest on the loan are well collateralized and in the process of collection. When classified as nonaccrual, the future accrual of interest is suspended. Payments of contractual interest are recognized as income only to the extent that full recovery of the principal balance of the loan is reasonably certain. One loan was in nonaccrual status at December 31, 2022 and four loans were in nonaccrual status at December 31, 2021.

Loan origination income is amortized over the life of the mortgage loan receivable using the interest method and is reflected as a direct deduction from the related mortgage loans receivable in the accompanying balance sheet. Accretion of loan origination income totaled approximately $0.07 and $0.62 million for the periods ending December 31, 2022 and December 31, 2021, respectively, which is included in interest income in the accompanying statement of operations. The Company had gross mortgage loans receivable of $11.19 and $27.68 million, presented net of approximately $0.10 and $0.07 million of unamortized deferred loan origination income and $3.31 million and $2.23 of loan loss reserves at December 31, 2022 and December 31, 2021, respectively.

F-10

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

Hotel Rental Revenue

The Company owned and operated two hotels at December 31, 2022 and 2021, from which the Company derives revenues. As a hotel owner, the Company has performance obligations to provide accommodations to hotel guests and in return the Company earns a nightly fee for an agreed upon period that is generally payable at the time the hotel guest checks out of the hotel. The Company typically satisfies the performance obligations over the length of stay and recognizes the revenue on a daily basis, as the hotel rooms are occupied and services are rendered. Other ancillary goods and services are purchased independently of the hotel stay at standalone selling process and are considered separate performance obligations, which are satisfied at the point in time when the related good or service is provided to the guest. These primarily consist of food, beverage and incidentals. Hotel room night and other ancillary hotel ownership revenues are recognized with rental and other revenues in the statements of operations.

Other Rental Revenue

The Company records rental revenue at the amount to which it expects to be entitled when control of the service is transferred to the customer. The Company recognizes rental revenue on a net basis when control of the service provided has been delegated to another entity, and the Company is acting as an agent. The Company’s contracts with customers contain no variable consideration, no warranty provisions, and all contracts are short term in nature. There are no material contract assets or liabilities outstanding at the beginning and ending of December 31, 2022 and 2021, respectively.

Taxes and Fees Collected on Behalf of Governmental Agencies

The Company is required to collect certain taxes and fees from customers on behalf of governmental agencies and remit these back to the applicable governmental agencies on a period basis. The Company has a legal obligation to act as a collection agent. The Company does not retain these taxes and fees, and, therefore, they are not included in the measurement of transaction prices. The Company has elected to present revenue net of sales taxes and other similar taxes. The Company records a liability when the amounts are collected and relieve the liability when payments are made to the applicable taxing authority or other appropriate governmental agency.

Bonds payable

Company-issued bonds will be held as a liability upon the effective date of closing. The bond interest will be expensed on an accrual basis. The contingent interest associated with the bonds will be recognized on an accrual basis at the end of each reporting period assuming a hypothetical liquidation of the Company’s mortgage loans receivable at fair value.

Income taxes

As a limited liability company, the Company itself is not subject to United States federal income taxes. The sole member is individually liable for income taxes, if any, on its share of the Company's net taxable income. Accordingly, no provision or credit for income taxes is recorded in the accompanying financial statements. The Company anticipates paying distributions to its member in amounts adequate to meet its tax obligation.

The Company applies the authoritative guidance for uncertainty in income taxes included in Financial Accounting Standards Board (“FASB”) ASC 740, “Income Taxes”, as amended by Accounting Standards Update 2009-06, “Implementation Guidance on Accounting for Uncertainty in Taxes and Disclosures Amendments for Nonpublic Entities.” This guidance requires the Company to recognize a tax benefit or liability from an uncertain position only if it is more likely than not that the position is sustainable, based on its technical merits and consideration of the relevant taxing authority’s widely understood administrative practices and precedents. If this threshold is met, the Company would measure the tax benefit or liability as the largest amount that is greater than 50% likely of being realized upon ultimate settlement.

F-11

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

2.	Significant accounting policies (continued)

As of December 31, 2022 and December 31, 2021, the Company had not recorded any benefit or liability for unrecognized taxes.

The Company files United States federal income tax returns as well as various state returns. With few exceptions, the Company’s tax returns and the amount of allocable income or loss are subject to examination by taxing authorities for three years subsequent to the Company’s commencement of operations. If such examinations result in changes to income or loss, the tax liability of the members could be changed accordingly. There are currently no examinations being conducted of the Company by the Internal Revenue Service or any other taxing authority.

The Company accrues all interest and penalties under relevant tax law as incurred. As of December 31, 2022 and December 31, 2021, no amount of interest and penalties related to uncertain tax positions was recognized in the statement of operations.

Extended Transition Period

Under Section 107 of the Jumpstart Our Business Startups Act of 2012, the Company is permitted to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act of 1933, as amended (the “Securities Act”) for complying with new or revised accounting standards. This permits the Company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. The Company has elected to use the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards that have different effective dates for public and private companies until the earlier of the date the Company (i) is no longer an emerging growth company or (ii) affirmatively and irrevocably opts out of the extended transition period provided in the Section 7(a)(2)(B). By electing to extend the transition period for complying with new or revised accounting standards, these consolidated financial statements may not be comparable to companies that adopt accounting standard updates upon the public business entity effective dates.

Recent Accounting Pronouncements – Not Yet Adopted

In June 2016, the FASB issued Accounting Standards Update 2016-13 (“ASU 2016-13”), Financial Instruments - Credit Losses: Measurement of Credit Losses of Financial Instruments, which requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. ASU 2016-13 requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The allowance for credit losses is a valuation account that is deducted from the amortized cost basis of the financial assets to present the net carrying value at the amount expected to be collected on the financial asset. An entity will be required to disclose information about how it developed its allowance for credit losses, including changes in the factors that influenced management’s estimate of expected credit losses and the reasons for those changes for financial assets measured at amortized cost. ASU 2016-13 is effective for the Company, under the extended transition period under the JOBS Act, for annual periods beginning after December 15, 2022, including interim periods within those fiscal years. The Company does not expect the adoption of ASU 2016-13 to have a material impact on its financial statements.

3.	Mortgage loans receivable

Mortgage loans receivable as of December 31, 2022 and December 31, 2021 are comprised of the following:

	12/31/2022	12/31/2021
Mortgage loans receivable	$11,189,250	$27,677,500
Deferred origination fees	(100,650)	(67,874)
Loan loss reserves	(3,310,000)	(2,230,000)

Mortgage loans receivable, held for investment, net	$7,778,600	$25,379,626

F-12

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

3.	Mortgage loans receivable (continued)

At December 31, 2022, this consisted of two mortgage loans where the interest rate weighted average was 13.50% and where the maturities are December 10, 2021 and December 21, 2024, based on twelve-month and twenty four-month terms with two borrower options to extend an additional six months. At December 31, 2021, this consisted of six mortgage loans where the interest rate weighted average was 13.33% and where the maturities ranged from December 10, 2020 to April 20, 2022, based on twelve-month terms with two borrower options to extend an additional six months. The Company earned and accrued approximately $1.54 million and $2.14 million of mortgage loan interest income and $0 and $31,438 of paid-in-kind interest during the periods ending December 31, 2022 and December 31, 2021, respectively.

Mortgage loans receivable are classified based on their contractual payment terms when borrowers are not in default. Loans in default are classified as long-term, unless subsequent collections indicate a balance should be current. Long-term mortgage receivables are classified as such when the maturity is in excess of one year from the balance sheet date, or due to defaults, foreclosure proceedings, receiverships or other contractual litigation makes it highly uncertain that the balance will be collected in the coming year.

In accordance with the Company’s mortgage loans receivable agreements, each borrower must fund a loan interest reserve account. As of December 31, 2022 and December 31, 2021, the loan interest reserve account contained approximately $0.39 and $1.50 million, respectively. Additionally, the Company holds certain construction funds and prepaid interest on behalf of each borrower which is then paid out in accordance with a construction budget, draw schedule, and payment schedule, as applicable. The loan construction reserve balance was approximately $0.05 million and $1.02 million as of December 31, 2022 and December 31, 2021, respectively.

On January 11, 2021, the Company issued a demand letter to a mortgage note borrower, OM Hotel, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 17%. The note is currently in workout with the borrower. The note originally matured on December 10, 2020 and holds an unpaid principal balance of $6,000,000 with interest receivable of approximately $535,000 as of December 31, 2022. The Company established a loan loss reserve in the amount of $1,530,000 for this note at December 31, 2021. Provision for loan losses of $1,780,000 were added for the period ending December 31, 2022.

On January 15, 2021, the Company issued a demand letter to a mortgage note borrower, Abdoun Estate Holdings, LLC, for a failure to make interest payments. On February 3, 2021, the Company issued a notice of default and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5%. Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 8, 2022. The note originally matured on March 30, 2021. The Company established a loan loss reserve in the amount of $700,000 for this note at December 31, 2021.

On March 4, 2021, the Company issued a notice of default to a mortgage note borrower, Burooj Holdings, LLC, and increased the interest rate to the default rate of 16% per annum. As the note passed the initial maturity, the interest rate increased to 16.5% Since the borrower failed to deliver the payoff, the Company has proceeded with foreclosure proceedings and took ownership of the underlying asset as of August 9, 2022. The note originally matured on March 18, 2021.

On January 10, 2022 the Company issued a notice of default to a mortgage note borrower, Centennial Housing & Community, Services Corp, and increased the interest rate to the default rate of 20% per annum. The note matured on April 20, 2022. On November 7, 2022 the Company received $6,794,473 in proceeds resulting in full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

F-13

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

3.	Mortgage loans receivable (continued)

On May 26, 2022, the Company sold the note with the borrower Shops Bird & 89, LLC which possessed a principal balance of $4,162,500. The note originally matured on December 2, 2020 and had an interest rate of 11%. The Company received $4,083,937 in proceeds from sale resulting in a full payoff of principal as well as a portion of the fees and interest, net of outstanding interest and construction reserves.

On July 28, 2022, mortgage note borrower Breda, LLC paid off its note with a principal balance of $5,100,000. The note originally matured on December 30, 2020 and had an interest rate of 11%. The Company received $ 5,349,158 in proceeds from the loan payoff resulting in a full payoff of principal as well as the majority of the fees and interest, net of outstanding interest and construction reserves.

4.	Property, net

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by RVH Investments, Inc., was acquired through foreclosure. The note originally matured on December 19, 2020. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On September 3, 2021, the hotel located in Natchez, MS, formerly owned by ONRD, Inc., was acquired through foreclosure. The note originally matured on March 11, 2021. The Company has engaged a property management group to operate the hotel and put this property up for sale.

On August 8, 2022, the Company accepted a deed-in-lieu of foreclosure on the note with the Abdoun Estate Holdings, LLC which possessed a principal balance of $3,000,000. The note originally matured on March 30, 2021 and had an interest rate of 11% which was increased to the default rate of 20%. The Company took ownership of the property and plans to begin the sale process.

On August 9, 2022, the Company foreclosed on the note with the borrower Burooj Holdings, LLC which possessed a principal balance of $3,800,000. The note originally matured on March 18, 2021 and had an interest rate of 11% which was increased to the default rate of 16.5%. The Company took ownership of the property and plans to begin the sale process.

At December 31, 2022 and December 31, 2021, the gross balance of property was $15,598,963 and $10,185,424, respectively, of foreclosed commercial real estate properties recorded as a result of obtaining physical possession of the property. Property has been reduced to the lower of capitalized cost or fair value at December 31, 2022 and December 31, 2021 through a valuation reserve. The Company has recorded operations of the foreclosed properties from the respective dates of foreclosure through December 31, 2022 in the financial statements. The Company's valuation reserve for property adjusts the asset to fair value on a non-recurring basis, using Level 2 inputs. The Company obtained an independent third party valuation of the property, which compares active market data on similar properties.

Property, net as of December 31, 2022 and December 31, 2021 is comprised of the following:

	12/31/2022	12/31/2021
Foreclosed cost	$15,598,963	$10,185,424
Valuation reserve	(2,180,000)	(2,176,000)

Property, net	$13,418,963	$8,009,424

F-14

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

5.	Related party transactions

The Company pays an annual management fee, calculated and payable on a quarterly basis, to the Managing Member. The management fee is based on an annual rate of 1.75% of gross principal outstanding of Series A and Series B Bondholders. For the period ending December 31, 2022 and December 31, 2021, $855,024 and $874,781 management fees have been earned, respectively. Management fees of $0 and $874,781 were held as payable to the Managing Member as of December 31, 2022 and December 31, 2021, respectively.

The Company will pay an acquisition fee to the Managing Member. The acquisition fee is calculated as 0.50% of the gross mortgage loans receivable, inclusive of any closing costs. During the period ending December 31, 2022 and December 31, 2021, zero acquisition fees have been incurred. As of December 31, 2022 and December 31, 2021, zero acquisition fees were held as payable to the Managing Member.

6.	Member’s equity

During the periods ending December 31, 2022 and December 31, 2021, the Managing Member, as sole member of the Company, made zero capital contributions and received no distributions.

7.	Bonds payable

During the periods ending December 31, 2022 and December 31, 2021, the Company issued zero Series A and B Bonds. The Bonds are secured by a senior blanket lien on all assets of the Company. The Company has incurred debt issuance costs from the Series A and Series B Bond offerings. The Company capitalizes and amortizes the costs through the maturity of each Series as applicable. As of December 31, 2022 and December 31, 2021, there have been approximately $4.50 million of debt issuance costs incurred by the Company. During the periods ending December 31, 2022 and December 31, 2021, $763,568 and $765,491 was amortized to bond interest expense during the period, respectively.

Bonds payable as of December 31, 2022 and December 31, 2021 are comprised of the following:

	12/31/2022	12/31/2021
Series A bonds payable	$-	$4,386,000
Series B bonds payable	45,040,000	45,589,000
Debt issuance costs	(2,089,156)	(2,852,724)

Total bonds payable, net	$42,950,844	$47,122,276

The Company executes quarterly interest payments to the Series A and Series B Bondholders at a rate of 6.5% per annum and 8.5% per annum, respectively. The Company paid the first quarterly payment on January 25, 2020, in accordance with the offering circular. For the periods ending December 31, 2022 and December 31, 2021, the Company has recorded $4,826,867 and $4,926,620 as bond interest expense, respectively. As of December 31, 2022 and December 31, 2021, $957,100 and $1,040,039 is held as payable to both sets of Bondholders, respectively.

F-15

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

7.	Bonds payable (continued)

The maturity date of Series A Bonds will be December 31, 2022, whereas the maturity date will be December 31, 2025 for Series B Bonds. Upon the maturity of the Series A and Series B Bonds, the bondholders will receive a Contingent Interest Payment equal to 4% and 24% of the Spread, respectively. The Spread is defined as the difference between such bond’s pro-rata share of revenue derived from senior secured private company loans less the interest paid to such bondholder, withholding for fees at the discretion of the Managing Member. As of December 31, 2022 and December 31, 2021, the Company has accrued no contingent interest.

Series B Bonds will be redeemable beginning January 1, 2022. Once the Company receives written notice from the bondholder, it will have 120 days from the date of receipt to redeem the bonds at a price per bond equal to: (i) $880 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2022 and (ii) $900 plus any accrued but unpaid interest on the Bond if the notice is received on or after January 1, 2024.

The Company’s obligation to redeem bonds in any given year pursuant to this Series B Redemption is limited to 10% of the outstanding principal balance of the Series B Bonds on January 1 of the applicable year. Bond redemptions pursuant to the Series B Redemption will occur in the order that notices are received. The Company may also redeem the Series A Bonds and Series B Bonds, in whole or in part, without penalty within six and 18 months of their respective maturity dates, subject to proper notice as described in the agreement.

Upon maturity, and subject to the terms and conditions described in the offering memorandum, the bonds will be automatically renewed at the same interest rate for an additional two years in the case of Series A, or an additional five years in the case of Series B bonds, unless redeemed upon maturity at the Company or the bondholders’ election.

On September 2, 2022, the Company elected to redeem on September 15, 2022 all of the Company's Series A Bonds and accrued interest outstanding.

On September 15, 2022, the Company executed a principal and interest payment for $4,444,602 to the trustee and paying agent, Great Lakes Fund Solutions, Inc. to redeem all of the Company's outstanding Series A Bonds.

Future maturities of bonds payable are as follows:

Years ending December 31,	Amount
2023	$-
2024	-
2025	45,040,000
2026	-
2027	-
Total bonds payable	$45,040,000

8.	Commitments and contingencies

The Company has provided general indemnifications to the Managing Member, any affiliate of the Managing Member and any person acting on behalf of the Managing Member or that affiliate when they act, in good faith, in the best interest of the Company. The Company is unable to develop an estimate of the maximum potential amount of future payments that could potentially result from any hypothetical future claim but expects the risk of having to make any payments under these general business indemnifications to be remote.

F-16

Red Oak Capital Fund III, LLC Notes to Financial Statements December 31, 2022 and December 31, 2021

9.	Subsequent events

On January 23, 2023, the hotel located in Newport News, VA, formerly owned by OM Hotel, LLC, was acquired through foreclosure. The note originally matured on December 10, 2020. The Company took ownership of the property through ROCFIII OM, LLC and plans to begin the sale process.

On January 25, 2023, in accordance with the offering circular, the Company executed an interest payment for $957,100 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

On March 31, 2023, the minority participation with 4401 Fortune Place, LLC was paid off by the Company to Red Oak Capital Intermediate Income Fund, LLC, a related party, as the Participant Lender, for $4,985,750, which was the principal outstanding at the time.

On March 31, 2023, the Company entered into a Loan Participation and Servicing Agreement (the “Participation Agreement”) whereby the Company sold a participation interest in the loan held with 4401 Fortune Place, LLC equal to 49.14% of the $10,175,000 senior secured loan to WE Alliance Secured Income Fund, LLC, a Delaware limited liability company (the “Participant”), for a purchase price of $5,000,000. Pursuant to the terms of the Participation Agreement, the lenders shall split all interest payments and fees from the Loan according to their respective participation interest in the loan, and the Company shall serve as the lead lender and primary servicer of the loan.

On March 31, 2023, the Company sold ROCFIII OM, LLC, which owns the hotel in Newport News, VA, to Red Oak Capital Properties, LLC, a related party under common ownership. The Company received $5,950,000 in proceeds from the sale.

On April 25, 2023, in accordance with the offering circular, the Company executed an interest payment for $951,150 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

On July 25, 2023, in accordance with the offering circular, the Company executed an interest payment for $950,088 to the trustee and paying agent, Great Lakes Fund Solutions, Inc.

On July 25, 2023, mortgage note borrower 4401 Fortune Place, LLC paid off its note with a principal balance of $10,175,000. The note originally matured on December 21, 2024 and had an interest rate of 8.5%. The Company received $5,157,446 in proceeds from the loan payoff, net of $5,107,292 remitted to the Participant, resulting in a full payoff of the loan carrying amount, including all principal, interest and other charges, net of outstanding interest and construction reserves.

The financial statements were approved by management and available for issuance on September 1, 2023.

F-17

Item 8. Exhibits

Exhibit Number	Exhibit Description

(2)(a)	Certificate of Formation of Red Oak Capital Fund III, LLC*

(2)(b)	Certificate of Amendment to Certificate of Formation of Red Oak Capital Fixed Income III, LLC*

(2)(c)	Limited Liability Company Agreement of Red Oak Capital Fund III, LLC*

(2)(d)	First Amendment to Limited Liability Company Agreement of Red Oak Capital Fixed Income III, LLC *

(3)(a)	Form of Indenture between Red Oak Capital Fund III, LLC and UMB Bank, N.A.*

(3)(b)	Form of Series A Bond***

(3)(c)	Form of Series B Bond***

(3)(d)	Form of Pledge and Security Agreement*

* Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 30, 2019.

** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on July 31, 2019.

*** Incorporated by reference to the exhibit of the same number to the Company’s Offering Statement on Form 1-A/A filed with the SEC on August 30, 2019.

10

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-K and has duly caused this Form 1-K to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Grand Rapids of Michigan on September 1, 2023.

RED OAK CAPITAL FUND III, LLC,

a Delaware limited liability company

By:	Red Oak Capital GP, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Capital Holdings, LLC,
a Delaware limited liability company
Its:	Sole Member

By:	Red Oak Holdings Management, LLC,
a Delaware limited liability company
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Manager

By:	/s/ Kevin Kennedy
Name:	Kevin Kennedy
Its:	Manager

By:	/s/ Raymond Davis
Name:	Raymond Davis
Its:	Manager

By:	/s/ Gary Bechtel
Name:	Gary Bechtel
Its:	Chief Executive Officer of the Sole Member of the Manager

By:	/s/ Tom McGovern
Name:	Tom McGovern
Its:	Chief Financial Officer of the Sole Member of the Manager

11